UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

          Vista Energy, S.A.B. de C.V.
(Name of issuer)

Series A Shares, no par value per share
          American Depositary Shares, each representing one Series A Share, with no par value
(Title of class of securities)

Series A Shares: BYXGC1909
          American Depositary Shares: 92837L109
(CUSIP number)

                           November 2, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. BYXGC1909 CUSIP No. 92837L109 (ADS)	13G

1	Name of reporting persons Al Mehwar Commercial Investments LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ⁭ (b) ⁭
3	SEC use only.
4	Citizenship or place of organization. United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
	6	Shared Voting Power	12,822,581 (1)
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	12,822,581 (1)
9	Aggregate amount beneficially owned by each reporting person. 12,822,581 (1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ⁭
11	Percent of class represented by amount in row (9). 14.5% (2)
12	Type of reporting person. OO

(1)	Al Mehwar Commercial Investments LLC (“Al Mehwar”) is the direct beneficial owner of: 12,822,581 American Depositary Shares (“ADSs”) (representing 12,822,581 Series A Shares of the Issuer).
(2)
The percentage is calculated based upon 88,406,478 Series A Shares of the Issuer issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-39000) filed with the Securities and Exchange Commission on April 24, 2023.

CUSIP No. BYXGC1909 CUSIP No. 92837L109 (ADS)	13G

1	Name of reporting persons Abu Dhabi Investment Council Company P.J.S.C.
2	Check the appropriate box if a member of a group. (See instructions) (a) ⁭ (b) ⁭
3	SEC use only.
4	Citizenship or place of organization. United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power	0
	6	Shared Voting Power	12,822,581 (1)
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	12,822,581 (1)
9	Aggregate amount beneficially owned by each reporting person. 12,822,581 (1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ⁭
11	Percent of class represented by amount in row (9). 14.5% (2)
12	Type of reporting person. CO

(1)
Abu Dhabi Investment Council Company P.J.S.C. (the “Council”) is the parent company of Al Mehwar and, as a result of the Council’s ownership of Al Mehwar, it may be deemed to be an indirect beneficial owner of: 12,822,581 ADSs (representing 12,822,581 Series A Shares of the Issuer). Al Mehwar, however, maintains separate corporate formalities, management and final decision making with respect to its business and operations, including its ownership of the Issuer’s securities.

(2)
The percentage is calculated based upon 88,406,478 Series A Shares of the Issuer issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-39000) filed with the Securities and Exchange Commission on April 24, 2023.

Item 1	(a)	Name of Issuer:
Vista Energy, S.A.B. de C.V. (the “Issuer”)

	(b)	Address Of Issuer’s Principal Executive Offices:
Pedregal 24, Floor 4 Colonia Molino del Rey, Alcaldía Miguel Hidalgo Mexico City, Mexico 11040

Item 2	(a)	Name of Person Filing:
This Schedule 13G is jointly filed by Al Mehwar Commercial Investments LLC (“Al Mehwar”) and Abu Dhabi Investment Council Company P.J.S.C. (the “Council”). The Council is the sole owner of Al Mehwar.

	(b)	Address of Principal Business Office, or, if none, Residence:

The principal business address for Al Mehwar is: Al Bahr Towers, Sheikah Zayed Bin Sultan, Street 19, Abu Dhabi, United Arab Emirates 61999.

The principal business address for the Council is: Al Bahr Towers, Sheikh Zayed Bin Sultan, Street 19, Abu Dhabi, United Arab Emirates 61999.

	(c)	Citizenship:
Al Mehwar is organized in the United Arab Emirates and the Council is organized in the United Arab Emirates.

	(d)	Title of Class of Securities:
Series A Shares, no par value per share. American Depositary Shares, each representing one Series A Share, with no par value.

	(e)	CUSIP Number:
BYXGC1909 (Series A Shares) 92837L109 (ADS)

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	Not applicable.

Item 4	Ownership
	(a) Amount beneficially owned:
	Al Mehwar	12,822,581
	Council	12,822,581

	(b) Percent of class:
	Al Mehwar	14.5%
	Council	14.5%

The percentage is calculated based upon 88,406,478 Series A Shares of the Issuer issued and outstanding as of December 31, 2022, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-39000) filed with the Securities and Exchange Commission on April 24, 2023.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
0 for all reporting persons.

(ii) Shared power to vote or to direct the vote
Al Mehwar	14.5%
Council	14.5%

(iii) Sole power to dispose or to direct the disposition of
0 for all reporting persons.

(iv) Shared power to dispose or to direct the disposition of
Al Mehwar	14.5%
Council	14.5%

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of The Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated November 13, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: November 13, 2023

Al Mehwar Commercial Investments LLC

By:	/s/ Saoud Essa Almulla
Name:	Saoud Essa Almulla
Title:	Authorized Signatory

By:	/s/ Yousef Abdul Aziz Al Harmoodi
Name:	Yousef Abdul Aziz Al Harmoodi
Title:	Authorized Signatory

Abu Dhabi Investment Council Company P.J.S.C.

By:	/s/ Yousef Abdul Aziz Al Harmoodi
Name:	Yousef Abdul Aziz Al Harmoodi
Title:	Authorized Signatory

By:	/s/ Saoud Essa Almulla
Name:	Saoud Essa Almulla
Title:	Authorized Signatory